                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                        Information Statement Pursuant to
                         Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

                           CASTLE DENTAL CENTERS, INC.
        (Exact name of registrant as specified in its corporate charter)

                                    001-13263
                              (Commission File No.)

         Delaware                                        76-0486898
 (State of Incorporation)                      (IRS Employer Identification No.)

                           3701 Kirby Drive, Suite 550
                              Houston, Texas 77098
          (Address of principal executive offices, including zip code)

                                 (713) 490-8400
              (Registrant's telephone number, including area code)

                           Castle Dental Centers, Inc.
                           3701 Kirby Drive, Suite 550
                              Houston, Texas 77098

                        Information Statement Pursuant to
                         Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

General

         In connection with a change in a majority of the members of the Board of Directors of Castle Dental Centers, Inc., a Delaware corporation (the "Company"), this Information Statement is being furnished to the holders of the Company's common stock, par value $.001 per share ("Common Stock"), and Series A-1 Convertible Preferred Stock, par value $.001 per share ("Series A-1 Stock"), that are entitled to vote at a meeting of stockholders for the election of directors.

                      We Are Not Asking You For a Proxy and
                    You Are Requested Not to Send Us a Proxy

         In connection with the Restructuring (defined below), three new directors have been appointed to the Board of Directors of the Company. This information statement is being mailed to stockholders on or about August 6, 2002. The Board of Directors of the Company has fixed July 19, 2002 as the record date for the determination of stockholders entitled to notice of the change in a majority of the members of the Board of Directors.

         On July 19, 2002, the Company's outstanding voting securities consisted of 6,417,206 shares of Common Stock and 211,282 shares of Series A-1 Stock. Holders of Common Stock are entitled to one vote per share of Common Stock on each matter voted on by stockholders of the Company. Holders of Series A-1 Stock have the right to vote on all matters submitted to a vote of the holders of Common Stock on an "as converted" basis with holders of Common Stock. On July 19, 2002, each share of Series A-1 Stock was convertible into approximately
182.7 shares of Common Stock.

Change of Control

         Since June 2000, the Company has been in default under:

     o its bank credit agreement (the "Old Credit Agreement") with its senior secured lenders (the "Senior Secured Lenders");

     o its senior subordinated notes and subordinated convertible notes (the "Senior Subordinated Notes") issued to Heller Financial, Inc. ("Heller") and Midwest Mezzanine Fund II, L.P. ("Midwest" and, collectively with Heller, the "Senior Subordinated Lenders"); and

     o its subordinated notes and other subordinated indebtedness issued to various sellers of dental practices to the Company (collectively, the "Old Notes").

         The Company has entered into a restructuring (the "Restructuring") with its Senior Secured Lenders, its Senior Subordinated Lenders and the holders of the Old Notes regarding the debt outstanding under the Old Credit Agreement, the Senior Subordinated Notes and the Old Notes. Pursuant to the Restructuring, the Company has:

     o exchanged 32,002 shares of Series A-1 Stock for $3,624,771 in aggregate principal and interest of its Old Notes;

     o exchanged 179,280 shares of Series A-1 Stock for $17,928,000 in aggregate principal and interest of the Senior Subordinated Notes;

     o    amended and restated the Old Credit Agreement;

     o issued warrants to purchase 60,859 shares of Series A-2 Convertible Preferred Stock, par value $.001 per share ("Series A-2 Stock"), to the Senior Secured Lenders;

     o borrowed $1,700,000 from the Senior Subordinated Lenders and James M. Usdan (collectively with the Senior Subordinated Lenders, the "New Money Lenders");

     o issued convertible notes with an aggregate principal amount of $1,700,000 evidencing the amount borrowed from the New Money Lenders, which notes are initially convertible into 3,105,618 shares of Common Stock; and

     o issued warrants to purchase 17,974,062 shares of Common Stock to the New Money Lenders.

         Following the Restructuring, Heller holds 119,520 shares of Series A-1 Stock, representing 48.5% of the Company's outstanding voting stock, and Midwest holds 59,760 shares of Series A-1 Stock, representing 24.3% of the Company's outstanding voting stock. Holders of Series A-1 Stock, voting separately as a class, are entitled to elect a majority of the directors of the Company. In connection with the Restructuring, the Company and the New Money Lenders entered into an Investors Agreement (the "Investors Agreement") which provides that the Company's Board of Directors will consist of five persons and that Heller is entitled to designate two directors, Midwest is entitled to designate one director, and the Chief Executive Officer of the Company will serve as a director. Pursuant to the Investors Agreement, Heller has designated Ira Glazer and Midwest has designated Paul Kreie to serve on the Company's Board of Directors. In addition, Mr. Usdan, the Company's Chief Executive Officer and a current director, and Edward Kuntz have been designated to serve on the Company's Board of Directors pursuant to the Investors Agreement. Heller will designate a fifth director to serve on the Company's Board of Directors by October 2, 2002. Robert J. Cresci, G. Kent Kahle and Emmett E. Moore have resigned as directors of the Company effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. The Board of Directors has appointed the designees described above to the Board of Directors of the Company to fill the positions vacated by the three resigning directors effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company.

         This Information Statement is required by section 14(f) of the Exchange Act of 1934 and Rule 14f-1 thereunder as a result of the appointment of new directors in connection with the Restructuring. No action is required by stockholders in connection with the resignation and appointment of any director.

         Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information as of July 19, 2002 with respect to beneficial ownership of the Company's Common Stock, Series A-1 Stock and Series A-2 Stock by: (i) each director, (ii) each person designated to be appointed as a director by the parties to the Investors Agreement, (iii) each Named Executive Officer (defined below), (iv) all executive officers and directors of the Company as a group, and (v) each person known to the Company who beneficially owns 5% or more of the outstanding shares of its voting securities. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. The business address of each person named below is 3701 Kirby Drive, Suite 550, Houston, Texas 77098, unless otherwise indicated. The percentage of each class of voting stock owned is based on 6,417,206 shares of Common Stock, 211,282 Shares of Series A-1 Stock and no shares of Series A-2 Stock outstanding on July 19, 2002. On July 19, 1992, warrants to purchase 60,859 shares of Series A-2 shares were outstanding.


                                                          Common Stock                  Series A-1 Stock   Series A-2 Stock
                                              ---------------------------------------   ----------------   -----------------
                                                           Percent     Percent Upon             Percent             Percent
Name and Address of Beneficial Owner          Amount     of Class(**)  Conversion (1)   Amount  of Class   Amount   of Class
------------------------------------          ------     ------------   -------------   ------  --------   ------   --------

James M. Usdan (2)                            8,769,868     58.1%         11.4%          --        *         --        *

Ira Glazer (3)                                   37,500       *             *            --        *         --        *

Jack H. Castle, Jr. (4) (5)                   1,328,000     20.7%          1.7%          --        *         --        *
   3834 Ella Lee Lane
   Houston, Texas 77027

John M. Slack (6)                               121,000     1.9%            *            --        *         --        *

Paul Kreie                                      --            *             *            --        *         --        *
   c/o Midwest Mezzanine Funds
   208 South LaSalle, Tenth Floor
   Chicago, Illinois 60604-1003

Edward Kuntz                                    --            *             *            --        *         --        *
   680 South Fourth Street
   Louisville, Kentucky 40202-2412

Robert J. Cresci (7)                            933,243     14.5%          1.2%          --        *         --        *

G. Kent Kahle (8)                                36,250       *             *            --        *         --        *

Emmett E. Moore (9)                              20,000       *             *            --        *         --        *

All directors, appointees and executive
   officers as a group (12 persons) (10)     11,245,861     73.6%         14.6%

Banc of America Strategic Solutions, Inc.     4,596,498     41.7%          6.0%          --        *        25,161    100%
   (11)
   901 Main St., 11th Floor
   Dallas, Texas 75202-3714

FSC Corp. (12)                                3,009,892     31.9%          3.9%          --        *        16,476    100%
   c/o Banc Boston Capital Inc.
   175 Federal Street, 10th Floor
   Boston, MA 02110

Amsouth Bank (13)                             1,504,946     19.0%          2.0%          --        *         8,238    100%
   315 Deaderick Street, 8th Floor
   Nashville, TN 37021

Heller Financial, Inc. (14)                  30,040,825     82.4%         38.9%        119,520   56.6%      10,984    100%
   500 West Monroe
   Chicago, Illinois 60661



                                                          Common Stock                  Series A-1 Stock   Series A-2 Stock
                                              ---------------------------------------   ----------------   -----------------
                                                           Percent     Percent Upon             Percent             Percent
Name and Address of Beneficial Owner          Amount     of Class(**)  Conversion (1)   Amount  of Class   Amount   of Class
------------------------------------          ------     ------------   -------------   ------  --------   ------   --------
Midwest Mezzanine Fund II, L.P. (15)         17,117,068     72.7%         22.2%         59,760   28.3%       --        *
   208 South LaSalle, Tenth Floor
   Chicago, Illinois 60604-1003

Estate of Jack H. Castle, D.D.S. (5) (16)       974,000     15.2%          1.3%          --        *         --        *
   5100 San Felipe, No. 392E
    Houston, TX 77056

Loretta Castle (5) (16)                         974,000     15.2%          1.3%          --        *         --        *
   5100 San Felipe, No. 392E
    Houston, TX 77056

Castle Interests, Ltd (5)                       514,000      8.0%           *            --        *         --        *
   5100 San Felipe, No. 392E
    Houston, TX 77056

Pecks Management Partners, Ltd. (17)            913,243     14.2%          1.2%          --        *         --        *
   One Rockefeller Plaza, Suite 900
   New York, New York 10020

Goldman, Sachs & Co. (18)                       520,599      8.1%           *            --        *         --        *
   85 Broad Street
   New York, New York 10004

John A. Goodman, D.D.S. (19)                  1,750,473     21.4%          2.3%          9,582    4.5%       --        *
   997 FM 2288
   San Angelo, TX  76901

Dental Centers of America, Inc.                 776,405     10.8%          1.0%          4,250    2.0%       --        *
Dental Administrators, Inc.(20)
   27906 Copper Crest
   San Antonio, Texas 78260

Soheil A. Soleimani, D.D.S. (21)                705,341      9.9%           *            3,861    1.8%       --        *
   818 No. Doheny Drive, No. 604
   Los Angeles, CA 90069

Elliot Schlang, D.D.S. (21)                     705,341      9.9%           *            3,861    1.8%       --        *
   240 18th Street
   Santa Monica, CA 90402

Martin Schechter, D.D.S. (21)                   705,341      9.9%           *            3,861    1.8%       --        *
   605 North Linden Drive
   Beverly Hills, CA 90210

Jeffrey D. Schechter, D.D.S. (21)               705,341      9.9%           *            3,861    1.8%       --        *
   5517 Paradise Valley Road
   Hidden Hills, CA 91302

--------------------
*    Less than 1%.

** In accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, each person is deemed to beneficially own shares of Common Stock issuable upon exercise of options or warrants or upon conversion of convertible securities if such exercise or conversion may be effected within 60 days. However, shares of Common Stock issuable upon exercise or conversion of securities held by other persons are not deemed to be outstanding for purposes of determining the percentage of the class of voting securities held by such reporting person. Consequently, because the number of shares of Common Stock issuable upon exercise or conversion of outstanding securities greatly exceeds the number of currently outstanding shares of Common Stock, a large number of the Company's security holders are shown as holding more than 5% of the shares of Common Stock outstanding.

(1) Represents the percentage of Common Stock held upon the exercise of all outstanding warrants to purchase Common Stock (17,974,062 shares), the conversion of all outstanding convertible notes into Common Stock (3,105,618 shares), and the conversion into Common Stock of all outstanding shares of Series A-1 Stock (38,597,722 shares) and all shares of Series A-2 Stock issuable upon exercise of outstanding warrants (11,117,931 shares). Each share of Series A-1 Stock and Series A-2 Stock is initially convertible into approximately 182.7 shares of Common Stock.

(2) Excludes options to acquire 325,000 shares of Common Stock issued under the 1996 Castle Dental Centers, Inc. Omnibus Stock and Incentive Plan (the "1996 Plan"), which are not exercisable within 60 days. Includes warrants to purchase 7,401,084 shares of Common Stock exercisable within 60 days. Includes notes convertible into 1,278,784 shares of Common Stock within 60 days.

(3) Includes options to acquire 37,500 shares of Common Stock issued to Getzler & Co., Inc. which are held for the benefit of Mr. Glazer which are exercisable within 60 days.

(4) Based on a Schedule 13G filed with the SEC on March 4, 1998 by Jack H. Castle, Jr., the Estate of Jack H. Castle, D.D.S., Loretta Castle, and Castle Interests, Ltd. (the "Castle 13G"). Includes 714,000 shares held by the Castle 1995 Gift Trust f/b/o Jack H. Castle, Jr., of which Mr. Castle is Trustee.

(5) Based on the Castle 13G. Includes 514,000 shares of Common Stock owned of record by Castle Interest, Ltd., a Texas limited partnership of which the Estate of Jack H. Castle, D.D.S., Loretta Castle and Jack H. Castle, Jr. are the three general partners. Jack H. Castle, Jr., the Estate of Jack H. Castle, D.D.S. and Loretta Castle all have shared voting and investment power, and Castle Interests, Ltd. has sole voting and investment power, with respect to the 514,000 shares of Common Stock held by Castle Interests, Ltd. The general partners of Castle Interests, Ltd. cannot act to vote or dispose of shares of Common Stock held by Castle Interests, Ltd. without the unanimous vote of all of the general partners. Loretta Castle is the widow of Jack H. Castle, D.D.S. and the mother of Jack H. Castle, Jr.

(6) Includes options to acquire 106,500 shares of Common Stock issued under the 1996 Plan which are exercisable within 60 days. Excludes options to acquire 43,500 shares of Common Stock issued under the 1996 Plan which are not exercisable within 60 days.

(7) Includes all shares deemed to be owned by Pecks Management Partners Ltd. ("Pecks"), of which Mr. Cresci is a Managing Director. As a result, Mr. Cresci may be deemed to share voting and investment power with respect to such shares. Mr. Cresci disclaims beneficial ownership of such shares. See
     Note 17 below. Also includes options to acquire 20,000 shares of Common Stock issued under the 1996 Castle Dental Centers, Inc. Non-Employee Directors' Plan (the "Directors' Plan") which are exercisable within 60 days. Excludes options to acquire 5,000 shares of Common Stock issued under the Directors' Plan which are not exercisable within 60 days.

(8) Includes options to acquire 20,000 shares of Common Stock under the Directors' Plan which are exercisable within 60 days. Excludes options to acquire 5,000 shares of Common Stock which are not exercisable within 60 days.

(9) Includes options to acquire 20,000 shares of Common Stock issued under the Directors' Plan which are exercisable within 60 days. Excludes options to acquire 5,000 shares of Common Stock which are not exercisable within 60 days.

(10) Includes options to acquire 184,000 shares of Common Stock, warrants to purchase 7,401,084 shares of Common Stock, and notes convertible into 1,278,784 shares of Common Stock, all of which are exercisable within 60 days.

(11) Includes warrants to purchase 25,161 shares of Series A-2 Stock which are exercisable within 60 days. Upon exercise, the Series A-2 Stock is convertible into 4,596,498 shares of Common Stock within 60 days.

(12) Includes warrants to purchase 16,476 shares of Series A-2 Stock which are exercisable within 60 days. Upon exercise, the Series A-2 Stock is convertible into 3,009,892 shares of Common Stock within 60 days.

(13) Includes warrants to purchase 8,238 shares of Series A-2 Stock which are exercisable within 60 days. Upon exercise, the Series A-2 Stock is convertible into 1,504,946 shares of Common Stock within 60 days.

(14) Includes warrants to purchase 10,984 shares of Series A-2 Stock which are exercisable within 60 days. Upon exercise, the Series A-2 Stock is convertible into 2,006,595 shares of Common Stock within 60 days. Includes warrants to purchase 5,286,489 shares of Common Stock exercisable within 60 days. Includes notes convertible into 913,417 shares of Common Stock within 60 days. Includes 119,520 shares of Series A-1 Stock convertible into 21,834,324 shares of Common Stock within 60 days.

(15) Includes warrants to purchase 5,286,489 shares of Common Stock exercisable within 60 days. Includes notes convertible into 913,417 shares of Common Stock within 60 days. Includes 59,760 shares of Series A-1 Stock convertible into 10,917,162 shares of Common Stock within 60 days.

(16) Based on the Castle 13G. The Estate of Jack H. Castle, D.D.S. and Loretta Castle have shared voting and investment power with respect to these shares. Includes 103,000 shares of Common Stock held jointly by the Estate of Jack H. Castle, D.D.S. and Loretta Castle.

(17) Based on a Schedule 13G filed with the SEC on February 16, 1999. Includes 615,033, 121,708, and 176,502 shares of Common Stock owned of record by Delaware State Employees' Retirement Fund, Declaration of Trust for Defined Benefit Plans of ICI American Holdings Inc. and Declaration of Trust for Defined Benefit Plans of Zeneca Holdings Inc., respectively (the "Pecks Investors"). Pecks, as investment manager for the Pecks Investors, has sole investment and voting power with respect to such shares. Mr. Cresci, a director of the Company, is a Managing Director of Pecks. Pecks disclaims beneficial ownership of such shares.

(18) Based on a Schedule 13G filed with the SEC on December 31, 2001 by Goldman, Sachs & Co. and the Goldman Sachs Group, Inc. Goldman, Sachs & Co. and the Goldman Sachs Group, Inc. both have shared voting and investment power with respect to these shares.

(19) Includes 9,582 shares of Series A-1 Stock convertible into 1,750,473 shares of Common Stock within 60 days.

(20) Includes 2,698 and 1,552 shares of Series A-1 Stock held by Dental Centers of America, Inc. and Dental Administrators, Inc., respectively, convertible into 776,405 shares of Common Stock within 60 days.

(21) Includes 3,861 shares of Series A-1 Stock convertible into 705,341 shares of Common Stock within 60 days.

                        Directors and Executive Officers

Identification of Directors and Executive Officers

         Presently, four directors serve on the Board of Directors. Directors of the Company are elected for a term of one year, and until their respective successors have been duly elected and qualified. Pursuant to the terms of the Restructuring, Robert J. Cresci, G. Kent Kahle and Emmett E. Moore have resigned as directors of the Company effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. Pursuant to the Investors Agreement, the Board of Directors of the Company is to consist of five directors, Heller has the right to appoint two directors, Midwest has the right to appoint one director and the Chief Executive Officer will serve as a director. Heller has designated Ira Glazer and Midwest has designated Paul Kreie to serve on the Board of Directors of the Company. Mr. Usdan, the Company's Chief Executive Officer and a current director, and Edward Kuntz have also been designated to serve on the Board of Directors of the Company pursuant to the Investors Agreement. The resignation of the Company's current directors and appointment of the new directors will not occur until ten days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of Common Stock and Series A-1 Stock of the Company as required by Rule 14f-1 of the Securities Exchange Act of 1934, as amended.

         The following provides information with respect to the current directors of the Company who have not resigned, the individuals who have been appointed as directors by the Company's current Board of Directors pursuant to the Restructuring, and the executive officers of the Company. Each executive officer has been elected to serve until his or her successor is duly appointed or elected by the Board of Directors of the Company or their earlier removal or resignation from office.

                                                                                                         Company
                                                                                                         Position
    Name                                   Age             Position with the Company                      Since
    ----                                   ---             -------------------------                     --------
James M. Usdan                             52     Chief Executive Officer and President                    2001

Ira Glazer                                 51     Director Designee                                        2002

Paul Kreie                                 29     Director Designee                                        2002

Edward L. Kuntz                            56     Director Designee                                        2002

Joseph P. Keane                            38     Senior Vice President, Chief Financial Officer           2002

John M. Slack                              54     Senior Vice President, Chief Administrative Officer      2002

Dean A. Clemens                            46     Vice President, Chief People Officer                     2001

Tim S. Tiffin                              38     Vice President, Chief Information Officer                2000

Kris A. Kelly                              40     Vice President, Marketing & Brand Management             2001


     James M. Usdan became President, Chief Executive Officer and a director of the Company in July 2001. From 1998 to 2001, Mr. Usdan was President and CEO of NextCare Hospitals, Inc., a privately-owned provider of long-term acute care hospital services. From 1990 to 1998, Mr. Usdan was President, Chief Executive Officer and a director of RehabCare Group, Inc., a publicly-traded provider of temporary healthcare staffing and therapy program management for hospitals and long-term care facilities. Mr. Usdan serves on the Boards of Metro 1 Telecommunications, Inc. and Physical Rehabilitation Network, and is on the advisory boards of Maryville College and the Harvard University School of Public Health. Mr. Usdan, as the Chief Executive Officer of the Company, is entitled to be appointed as a director pursuant to the Investors Agreement and his employment agreement. Mr. Usdan received a Bachelor of Arts degree from Harvard College.

     Ira Glazer is a Managing Director of Getzler & Co., Inc., a New York-based turnaround specialist. Mr. Glazer joined Getzler & Co. in February 1999. In his capacity as an employee at Getzler & Co., he served as acting Chief Executive Officer of the Company from February 2001 until June 2001. Mr. Glazer is currently serving as the Chief Restructuring Officer of the Wire Rope Corporation of America, Inc., a privately-owned manufacturer of wire, wire rope and related products that has engaged Getzler & Co. as a management consulting firm. Mr. Glazer was appointed as the Chief Restructuring Officer of Wire Rope when it filed for bankruptcy protection under Chapter 11 in May 2002. In his capacity as a private consultant, Mr. Glazer served as President of Knitwaves, Inc., a privately-owned manufacturer of children's knitwear, from May 1998 until February 1999. Knitwaves filed bankruptcy in November 1998. From 1986 until September 1997, Mr. Glazer served as Chief Financial Officer and Chief Operating Officer of Maidenform Worldwide, Inc., a private manufacturer of intimate apparel. Maidenform filed bankruptcy in August 1998. Before joining Maidenform, Mr. Glazer spent ten years with Chase Manhattan Bank, where he was a Vice President and Division Executive in middle market lending. Mr. Glazer, as the nominee of Heller, was appointed as a director of the Company pursuant to the Investors Agreement. Mr. Glazer received a B.B.A. from Pace University.

     Paul Kreie has served as Vice President of ABN AMRO Mezzanine Management II, Inc., a privately-owned provider of junior capital, since August 1999. ABN AMRO Mezzanine Management II, Inc. is the general partner of ABN AMRO Mezzanine Management II, L.P., which is the general partner of Midwest. Mr. Kreie is a special limited partner of ABN AMRO Mezzanine Management II, L.P. From October 1997 until August 1999, Mr. Kreie was an Associate with Heller, a commercial finance company. From June 1997 until Joining Heller, Mr. Kreie was a project Analyst with LaSalle Bank N.V., a financial institution. Mr. Kreie, as the nominee of Midwest, was appointed as a director of the Company pursuant to the Investors Agreement. Mr. Kreie received an MBA from the University of Chicago and a B.S. in finance from Marquette University.

     Edward L. Kuntz has served as the Chairman of the Board and Chief Executive Officer of Kindred Healthcare, Inc., a publicly-held provider of long-term healthcare services, since January 1999. Mr. Kuntz served as the Chief Operating Officer and a director of Kindred Healthcare from November 1998 to January 1999. He also served as President of Kindred Healthcare from November 1998 until January 2002. Mr. Kuntz was Chairman and Chief Executive Officer of Living Centers of America, Inc., a publicly-held provider of long-term healthcare, from 1992 to 1997. After leaving Living Centers of America, Inc., he served as an advisor and consultant to a number of healthcare services and investment companies and was affiliated with Austin Ventures, a venture capital firm. In addition, Mr. Kuntz served as Associate General Counsel from 1978 until 1985, and as Executive Vice President from 1985 until the formation of Living Centers of America, Inc. in 1992 of ARA Living Centers. Mr. Kuntz received a J.D. and a B.A. from Temple University.

     Joseph P. Keane joined the Company as Senior Vice President and Chief Financial Officer in January 2002. During 2000 and 2001, Mr. Keane was Chief Financial Officer of Galaxy.com, LLC, a vertical internet directory owned 50/50 by a subsidiary of Fox Entertainment Group and private investors. From 1997 until 2000, Mr. Keane served as the Deputy Commissioner of the Tennessee Department of Insurance and also worked as the Director of Internal Audit for the State of Tennessee. From 1995 to 1997, Mr. Keane worked for Columbia/HCA as an analyst involved in government relations, and mergers and acquisitions. Mr. Keane received a Bachelor of Business Administration degree from East Tennessee University and is a certified public accountant.

     John M. Slack was appointed Senior Vice President and Chief Administrative Officer in January 2002. Mr. Slack served as Vice President and Chief Financial Officer of the Company from December 1995 until January 2002. From November 1994 through November 1995, he served as Vice President and Chief Financial Officer of Team, Inc., a publicly-held environmental services company. From 1985 through August 1994, Mr. Slack was Vice President and Chief Financial Officer of Serv-Tech, Inc., a publicly-held industrial services company. Mr. Slack received a B.S. in international economics from Georgetown University.

     Dean A. Clemens became Vice President and Chief People Officer in October 2001. From 2000 to 2001, Mr. Clemens was a principal of Sharp Solutions, a human resources consulting firm specializing in serving technology businesses. From 1999 to 2000, Mr. Clemens was Director of Compensation and Benefits for PhyCor, Inc., a physician practice management and managed care company. From 1996 to 1999, Mr. Clemens was Director of Human Resources for Behavioral Healthcare Corporation, an operator of freestanding psychiatric hospitals in 19 states and Puerto Rico. Mr. Clemens received a Bachelor of Science degree from Texas A&M University.

     Tim S. Tiffin became Vice President and Chief Information Officer in September 2000. From 1998 to 2000, Mr. Tiffin served as Senior Vice President--Operations and Chief Information Officer for First National Net, Inc., an international mortgage field services company. From 1995 to 1998, Mr. Tiffin was Chief Information Officer of Frontier Engineering, Inc., a Department of Defense contractor with global operations.

     Kris A. Kelly joined the Company as Vice President, Marketing and Brand Management in October 2001. From 1998 to 2001, Ms. Kelly was Director of Marketing for Apple Orthodontix, Inc., a publicly traded practice management company specializing in orthodontia. From 1993 to 1998, Ms. Kelly was Director of Marketing for a leading Primedia magazine, Southwest Art. Ms. Kelly received a Bachelor of Science degree from Oklahoma State University.

Certain Relationships and Related Transactions

     As described above under "Change of Control," Heller, Midwest, and James M. Usdan, the Company's Chief Executive Officer, have entered into transactions with the Company in connection with the Restructuring. Pursuant to the Restructuring, Heller received 119,520 shares of Series A-1 Stock in exchange for $11,952,000 in aggregate principal and interest of Senior Subordinated Notes and Midwest received 59,760 shares of Series A-1 Stock in exchange for $5,976,000 in aggregate principal and interest of Senior Subordinated Notes. In addition, Heller loaned $500,000 to the Company in exchange for $500,000 in aggregate principal amount of notes convertible into 913,417 shares of Common Stock and warrants to purchase 5,286,489 shares of Common Stock. Midwest also loaned $500,000 to the Company in exchange for $500,000 in aggregate principal amount of notes convertible into 913,417 shares of Common Stock and warrants to purchase 5,286,489 shares of Common Stock. Mr. Usdan, loaned $700,000 to the Company in exchange for $700,000 in aggregate principal amount of notes (the "Usdan Note") convertible into 1,278,784 shares of Common Stock and a warrant (the "Usdan Warrant") to purchase 7,401,084 shares of Common Stock. Heller, Midwest and James M. Usdan have entered into a Stockholders Agreement with the Company which provides that none of the parties will convert any shares of Series A-1 Stock or Series A-2 Stock, or convertible notes into Common Stock, or exercise any warrants to purchase Common Stock until October 3, 2002, in order to give the Company time to take actions necessary to cause the Company to have a number of shares of Common Stock authorized for issuance sufficient for the Company to issue duly authorized shares of Common Stock to each person holding securities of the Company that are convertible into or exercisable for shares of Common Stock.

     Mr. Kreie, a nominee of Midwest, is a special limited partner of ABN AMRO Mezzanine Management II, L.P., which is the general partner of Midwest. As a result of this partnership interest, Mr. Kreie is entitled to a nominal and contingent interest in Midwest's returns on its investments.

     Mr. Cresci, a former director of the Company, is a Managing Director of Pecks Management Partners Ltd., the investment advisor to the Pecks Investors, which beneficially owns 948,243 shares of Common Stock. Mr. Cresci was nominated as a director of the Company pursuant to the provisions of a Stockholders Agreement between the Company, Pecks Management Partners Ltd. and certain members of Jack H. Castle, Jr.'s family. This Stockholders Agreement was terminated in connection with the Restructuring.

     The Company has entered into settlement agreements ("Settlement Agreements") with Jack H. Castle, Jr. and the estate of Jack H. Castle, D.D.S. Mr. Castle served as the Company's Chief Executive Officer until February 2001 and continued as the Company's Chairman of the Board until July 1, 2001. Dr. Castle owned all of the capital stock of Castle Dental Associates of Texas, P.C. (formerly Jack H. Castle, D.D.S., P.C.), the professional corporation that employs all of the affiliated dentists in the State of Texas (the "Texas PC"), until his death in May 2002.

     In December 1995, the Company acquired all of the stock of Jack H. Castle, D.D.S., Inc., a professional corporation of which Dr. Castle, was the sole owner. In connection with that transaction, the Company paid Dr. Castle $6.0 million in cash and entered into a Deferred Compensation Agreement with Dr. Castle pursuant to which the Company agreed to pay Dr. Castle $2.6 million in 20 quarterly installments of $131,500 beginning March 1996 and ending in December 2000. Prior to entering into the Settlement Agreements, the Company owed Dr. Castle one additional payment of $131,500. Pursuant to the Settlement Agreements, Dr. Castle's estate waived the right to receive the $131,500 payment due under the deferred compensation agreement.

     In connection with the purchase of the stock of Jack H. Castle, D.D.S., Inc., the Company also entered into a management services agreement with the Texas PC. Pursuant to the management services agreement, the Texas PC received an annual payment of $100,000 for services performed in connection therewith. The Company provides the Texas PC with, among other things, equipment, supplies, support services, non-dental personnel, office space, management, administration, financial record keeping and reporting services. The Texas PC is required to pay the company a management fee for these services pursuant to the management services agreement. Upon the death of Dr. Castle, the Company exercised its right to designate the licensed dentist who owns the Texas PC's capital stock and amended the management services agreement to eliminate the $100,000 annual payment.

     In March 2002, the Company terminated a lease (the "Lease") of a property held by Goforth, Inc., which is owned by Mr. Castle. The Lease required payments of approximately $16,000 per month and had a remaining term of approximately five years. Goforth also submitted a claim to the Company for reimbursement of $228,594 in build-out expenses relating to the property underlying the Lease. In connection with the Settlement Agreements, Mr. Castle, on behalf of his affiliates, including Goforth, released the Company from any and all claims, including obligations under the Lease, and the Company agreed to pay all rent on the Lease through June 30, 2002.

     In addition to the provisions discussed above, the Settlement Agreements provide for the following:

     o Dr. Castle's estate and Mr. Castle both agree that the trademarks "Castle Dental Centers", "Castle Dental" and "Jack H. Castle, D.D.S., P.C." belong to the Company;

     o Mr. Castle was paid severance of $21,147.50 per month from July 1, 2001 through June 30, 2002;

     o    Mr. Castle was reimbursed for medical insurance through June 30, 2002;

     o    Mr. Castle's $45,000 debt to the Company was forgiven;

     o Mr. Castle was reimbursed for certain out-of-pocket expenses and transferred his home computer;

     o Companies owned by Mr. Castle will acquire two offices located in Corpus Christi and one office located in Beaumont;

     o Upon the transfer of the Corpus/Beaumont assets, Mr. Castle was paid an additional severance payment of $24,000;

     o Upon the transfer of the Corpus/Beaumont assets, Mr. Castle was paid $30,000 to cover the costs of hiring a replacement dentist in Beaumont;

     o Mr. Castle agreed not to compete with the Company through September 30, 2002; and

     o Mr. Castle agreed not to solicit the Company's employees for three years.

     In February 2001, the Company engaged Getzler & Co., Inc. as a management consultant to assist in the restructuring of the Company. In connection with this consulting agreement, Ira Glazer, a Managing Director of Getzler & Co., served as acting Chief Executive Officer of the Company from February 2001 until June 2001. The Company paid Getzler & Co. $777,000 in fees, $400,000 of which were for the services of Mr. Glazer, for its consulting services. In addition, the Company granted options to purchase 75,000 shares of Common Stock to Getzler & Co. Mr. Glazer is entitled to 50% of such options.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons holding more than ten percent of a registered class of the Company's equity securities to file with the SEC and any stock exchange or automated quotation system on which such securities are traded or quoted initial reports of ownership, reports of changes in ownership and annual reports of ownership of Common Stock and other equity securities of the Company. Such directors, officers and ten percent stockholders are also required to furnish the Company with copies of all such filed reports.

         Based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required during 2001, the Company believes that all of the Company's executive officers, directors and ten percent stockholders have complied with all Section 16(a) reporting requirements during 2001. Joseph P. Keane failed to timely file a Form 3 upon his appointment as an executive officer of the Company in January 2002.

Information Concerning the Operation of the Board of Directors

         The business of the Company is managed under the direction of the Board of Directors. The Board of Directors meets on a quarterly basis to review significant developments affecting the Company and to act on matters requiring Board approval. The Board of Directors may also hold special meetings when an important matter requires Board action between regularly scheduled meetings. During 2001, the Board of Directors of the Company met formally four times. All directors attended at least 75% of the total number of meetings of the Board of Directors.

         In order to facilitate the various functions of the Board of Directors, the Board of Directors has created an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the entire Board of Directors. Committee members are not remunerated in addition to their annual Board retainer.

         Audit Committee. The Audit Committee makes recommendations to the Board of Directors concerning the engagement of independent public accountants, monitors the Company's internal accounting controls, reviews quarterly and annual financial information, and reviews the independence, services and fees of the independent auditors. The Board of Directors adopted an Audit Committee Charter in 2000, a copy of which is set forth as Appendix A to this Information Statement. The Audit Committee currently consists of Robert J. Cresci (Chairman), G. Kent Kahle and Emmett E. Moore. All of the current members of the Audit Committee have resigned effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. The Board of Directors has not yet appointed new members to the Audit Committee, but intends to do so at its next meeting. The Board of Directors believes that all current members of the Company's Audit Committee are independent based on the definition of independence in the New York Stock Exchange's listing standards. The Audit Committee held four meetings during 2001, and all members of the Audit Committee attended the meetings.

         Compensation Committee. The Compensation Committee periodically determines the amount and form of compensation and benefits payable to all principal officers and certain other management personnel. This committee also administers the Company's incentive compensation plan. During 2001, the Compensation Committee consisted of Elizabeth A. Tilney (Chairperson) and Robert
J. Cresci. Ms. Tilney resigned in February 2001 and Mr. Cresci has resigned effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. The Investors Agreement provides that the Compensation Committee must consist of no more than three members and that it will include a designee of Heller and Midwest. Therefore, Ira Glazer, the former Chief Executive Officer of the Company and the designee of Heller, and Paul Kreie, the designee of Midwest, will serve on the Compensation Committee following the effectiveness of their appointment to the Company's Board of Directors. The Compensation Committee held two meetings during 2001, and all members of the Compensation Committee attended all meetings.

Audit Committee Report

         The Audit Committee of the Board of Directors assists the Board in overseeing the Company's accounting, auditing and financial reporting practices. The Company's management has primary responsibility for preparing the Company's financial statements and implementing its internal accounting controls. The Audit Committee overseas these activities in order to ensure their quality and integrity. The Audit Committee has reviewed the audited financial statements in the Company's Annual Report for the year ended December 31, 2001 with management. The Audit Committee's discussions with management included a review of the quality, not just the acceptability, of the accounting principles used to prepare, the reasonableness of significant judgments with respect to, and the clarity of disclosures in the Company's financial statements.

         The Audit Committee reviewed the quality of the accounting principles used in preparing the Company's financial statements with PricewaterhouseCoopers LLP, the independent public accountants who are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles. The Audit Committee also discussed with PricewaterhouseCoopers LLP such other matters as are required to be discussed with its independent auditors under generally accepted auditing standards, including Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90.

         Fees Paid to Audit Firm. Fees paid to auditor PricewaterhouseCoopers LLP for the annual audit were $177,000. All other fees were $212,000, including audit-related fees of $90,000 and other fees of $122,000. Audit-related fees include accounting consultation, various attest services under professional standards, assistance with regulatory filings, and consents. Other fees were related primarily to tax services. There were no financial information systems design and implementation fees.

         After reviewing the non-audit services provided by PricewaterhouseCoopers LLP and engaging in discussions with PricewaterhouseCoopers LLP regarding their independence, the Audit Committee determined that the non-audit services provided to the Company by PricewaterhouseCoopers LLP were not inconsistent with PricewaterhouseCoopers LLP's status as independent auditors. The Audit Committee has received the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1.

         Based on its reviews of the Company's audit financial statements and the discussions with management and PricewaterhouseCoopers LLP discussed above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Commission.

                                            Robert J. Cresci, Chairman
                                            G. Kent Kahle
                                            Emmett E. Moore

                Compensation of Directors and Executive Officers

Directors' Compensation

         During 2001, each non-employee director was paid a fee of $1,000 for each Board of Directors meeting attended in person and $500 for each telephonic Board of Directors meeting in which the director participated. The Company paid aggregate fees of $5,000 to non-employee directors of the Company in connection with the Board of Directors' and committee meetings in 2001. The Company does not pay director fees to directors who also are employees of the Company. No member of the Board of Directors was paid compensation during 2001 for his service as a director of the Company other than pursuant to the standard compensation arrangement described above. Non-employee directors also receive stock option awards pursuant to the Directors' Plan, which was adopted by the Board of Directors and approved by the Company's stockholders in August 1996.

         The Directors' Plan, which was administered by the Compensation Committee, provided for the automatic grant to each non-employee director of an option to purchase 25,000 nonqualified stock options upon such person's initial election as a director. The aggregate amount of Common Stock with respect to which grants under the Directors' Plan may be made may not exceed 150,000 shares. Options will be exercisable during a ten-year period from the date of grant of the Options and will vest based upon the number of full years of service a non-employee director serves on the Board of Directors as follows: 20% after one full year, 40% after two full years of service, 60% after three full years of service, 80% after four full years of service and 100% after five full years of service. No option will remain exercisable later than ten years after the date of grant. No additional grants will be made under the Directors' Plan.

Summary Compensation Table

         The following table provides certain summary information concerning compensation earned by each person serving as the Company's Chief Executive Officer at any time during the year ended December 31, 2001 and each of the other executive officers of the Company (the "Named Executive Officers") whose compensation exceeded $100,000 during the year ended December 31, 2001.

                                              Annual Compensation                 Long-term Compensation
                                ---------------------------------------------   -------------------------
                                                                                Restricted    Securities
                                                                 Other Annual      Stock      Underlyin
                                          Salary      Bonus      Compensation     Awards       Options/         All Other
 Name and Principal Position    Year      ($)          ($)         ($)(1)          ($)         SARs (#)     Compensation ($)
 ---------------------------    ----      -----        ----        -------      ----------   ------------   ----------------
James M. Usdan (2)              2001    $146,447        --           --             --        325,000          $ 5,500
   Chief Executive Officer &
   President

Ira Glazer (3)                  2001    $400,000        --           --             --         37,500              --
   Former Chief Executive
   Officer

Jack H. Castle, Jr. (4)         2001    $257,140        --       $ 16,185           --           --           $ 19,650
   Former Chief Executive       2000     251,790        --         15,872           --           --             15,000
   Officer                      1999     249,925        --         14,000           --         75,000           18,750

John M. Slack                   2001    $150,000        --        $ 9,912           --           --                --
   Senior Vice President &      2000     150,000        --          9,912           --           --                --
   Chief Administrative         1999     144,231        --          9,912           --         50,000              --
   Officer

-------------------

(1) Other annual compensation paid to Mr. Castle and Mr. Slack in 1999, 2000 and 2001 consisted of automobile allowances.

(2) Mr. Usdan was appointed as Chief Executive Officer on July 1, 2001. All other compensation paid to Mr. Usdan consisted of temporary housing expenses.

(3) Mr. Glazer served as Chief Executive Officer from February 15, 2001 through June 30, 2001. Mr. Glazer received no direct compensation from the Company. During the period that he served as Chief Executive Officer, his employer, Getzler & Co., was paid $400,000 for his services as Chief Executive Officer.

(4) Mr. Castle resigned as Chief Executive Officer on February 15, 2001. All other compensation represents payments on life insurance contracts for which Mr. Castle is the owner.

Employment Agreements

         On July 19, 2002 the Company entered into a three-year employment agreement with James M. Usdan. Following the initial three-year term, the employment agreement is automatically renewed for successive one year terms unless terminated by the Company or Mr. Usdan. The employment agreement provides that Mr. Usdan shall be elected as a member of the Board of Directors of the Company as long as he is the Chief Executive Officer.

     The employment agreement provides for a base annual salary of $362,500, subject to increase if the Company meets performance targets. Mr. Usdan is entitled to a guaranteed bonus of $66,667 for 2002 and is eligible for an annual bonus of up to 100% of his salary. The amount of any annual bonus is determined by the Compensation Committee of the Company's Board of Directors. Mr. Usdan is entitled to reimbursement of expenses, and to participate in all benefit, incentive, insurance, disability and other similar plans provided by the Company. In addition, Mr. Usdan's employment agreement requires the Company to grant options to purchase 2,500,000 shares of Common Stock at an exercise price of $.12 per share pursuant to the Castle Dental Centers, Inc. 2002 Stock Option Plan (the "2002 Plan"). Twenty-percent of the options will vested immediately following the Grant and an additional 20% vest annually on the anniversary date of the grant.

     The Company may terminate Mr. Usdan's agreement for "cause." Cause is defined in the employment agreement to include the failure to provide services, fraud or embezzlement, committing any act with the intent to injure the Company, conviction of a felony, misappropriation of Company property, personal misconduct that has materially injured the Company, or willfully violating laws or regulations relating to the Company's business. If Mr. Usdan is terminated without cause or terminates the agreement for good reason, the Company must pay Mr. Usdan a severance amount equal to one year's salary plus the amount of bonus received by Mr. Usdan in the previous fiscal year, and must continue to provide, at the Company's cost, coverage under the Company's group health plan for the applicable COBRA coverage period. Good reason is defined in the agreement as assigning Mr. Usdan duties materially inconsistent with his position, a 15% reduction in Mr. Usdan's salary, a failure by the Company to continue to provide any material benefit, incentive, insurance, disability or similar plan, requiring Mr. Usdan to relocate, materially breaching the agreement, or following a change of control.

     If Mr. Usdan's employment is terminated for cause or good reason, subject to any approvals required by loan and other agreements to which the Company is a party, Mr. Usdan may require the Company to repurchase the Usdan Note at a price equal to the principal amount outstanding under the Usdan Note at the time of purchase. In addition, the Company will be required to repurchase, at fair market value, any shares of Common Stock issued or issuable pursuant to the Usdan Warrant and any shares of Common Stock held by Mr. Usdan pursuant to a conversion of the Usdan Note. The Company has the right to purchase, on the same terms described in the preceding sentence, the Usdan Note, shares of Common Stock issued or issuable upon exercise of the Usdan Warrant and any shares of Common Stock issued upon exercise of the Usdan Note, if Mr. Usdan's employment is terminated for any reason. If Mr. Usdan is terminated for cause or terminates the employment agreement without good reason, the purchase price for any shares of Common Stock issued or issuable upon exercise of the Usdan Warrant or issued upon exercise of the Usdan Note that the Company elects to repurchase from Mr. Usdan is the par value of such stock.

Stock-Based Plans

     The Company currently maintains three Common Stock-based incentive plans for employees: the 1996 Castle Dental Centers, Inc. Omnibus Stock and Incentive Plan, the 1996 Castle Dental Centers, Inc. Non-Employee Directors' Plan, and the Castle Dental Centers, Inc. 2002 Stock Option Plan. The Company has in the past used, and will continue to use, stock options to attract and retain key employees. The Company believes that stock ownership and stock related compensation encourages a community of interest between employees and stockholders. The Compensation Committee of the Board of Directors administers all three plans.

     1996 Plan. Under the 1996 Plan, the Company is authorized to issue 1,050,000 shares of Common Stock. The Company had options to purchase 738,900 shares of Common Stock outstanding under the 1996 Plan on December 31, 2001. No further options will be granted under the 1996 Plan.

     Directors' Plan. Under the Directors' Plan, the Company is authorized to issue 150,000 shares of Common Stock to non-employee directors of the Company. The Company had options to purchase 75,000 shares of Common Stock outstanding under the Directors' Plan on December 31, 2001. No further options will be granted under the Directors' Plan.

     2002 Plan. The 2002 Plan was adopted on July 17, 2002 by the Board of Directors of the Company. Pursuant to the 2002 Plan, 15,287,218 shares of Common Stock have been reserved for issuance. In connection with the Restructuring, options to purchase 2,500,000, 950,000 and 920,000 shares of Common Stock are to be granted to Mr. Usdan, Joseph P. Keane and John M. Slack, respectively. These options will be granted after the appointment of the new members of the Board of Directors becomes effective.

Stock Option Grants

     The following table reflects certain information regarding stock options granted to the Named Executive Officers during 2001.

                                Individual Grants
        --------------------------------------------------------------------------
                           Number of   Percent of                                        Potential Realizable Value at
                          Securities  Total Options                                      Assumed Annual Rates of Stock
                          Underlying    Granted to                                    Price Appreciation for Option Term
                           Options      Employees                       Expiration    -----------------------------------
        Name               Granted       in 2001    Exercise Price         Date            5%($)            10%($)
        ----              ---------- -----------    --------------      ----------        -------           ------
James M. Usdan            325,000         89.7%            $0.21          7/1/11          $42,922           $108,773
Ira Glazer (1)            37,500          10.3%            $0.21          7/1/11          $ 9,505           $ 25,101

--------------------
(1) Options to acquire 75,000 shares of Common Stock were granted to Mr. Glazer's employer, Getzler & Co., Inc. pursuant to a management consulting agreement. Mr. Glazer is entitled to 50% of such options.

Year-End 2001 Option Values

     The following table reflects certain information concerning the number of unexercised options held by the Named Executive Officers and the value of such officers' unexercised options as of December 31, 2001. The Named Executive Officers exercised no options during the year ended December 31, 2001.

                                                                            Value of Securities Underlying
                                   Number of Securities Underlying           Unexercised "In-the-Money"
                                        Unexercised Options at                       Options at
                                           December 31, 2001                    December 31, 2001 (1)
                                   -------------------------------          -------------------------------
             Name                  Exercisable      Unexercisable           Exercisable      Unexercisable
             ----                  -----------      --------------          ------------     --------------
James M. Usdan                            0             325,000                $   0              $   0
Ira Glazer                                0                   0                    0                  0
Jack H. Castle, Jr.                  37,500              37,500                    0                  0
John M. Slack                       106,500              43,500                    0                  0

--------------------
(1) Options are "in-the-money" if the closing market price of the Company's Common Stock exceeds the exercise price of the options. The exercise price of the options granted to the Named Executive Officers ranges from $0.21 to $13.00 per share. None of the options granted to the Named Executive Officers were "in-the-money" at December 31, 2001.

Compensation Committee Interlocks and Insider Participation

     In 2001, the members of the Compensation Committee were Elizabeth A. Tilney and Robert J. Cresci. Ms. Tilney resigned from the Board of Directors in February 2001. Mr. Cresci was previously a party to certain transactions with the Company. See "Certain Relationships and Related Transactions." The Investors Agreement provides that the Compensation Committee must consist of no more than three members and that it will include a designee of Heller and Midwest. Therefore, Ira Glazer, the former Chief Executive Officer of the Company and the designee of Heller, and Paul Kreie, the designee of Midwest, will serve on the Compensation Committee following the effectiveness of their appointment to the Company's Board of Directors. See "Certain Relationships and Related Transactions."

                                   Signatures

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on August 6, 2002.

                           CASTLE DENTAL CENTERS, INC.

                           By:  /s/ John M. Slack
                                ------------------------------------------------
                                John M. Slack, Senior Vice President and
                                Chief Administrative Officer

                                   APPENDIX A

                           CASTLE DENTAL CENTERS, INC.
                    AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
                                     CHARTER

I.       PURPOSE

     The Audit Committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, and investment community relating to corporate accounting, reporting practices of the Corporation, and the quality and integrity of the financial reports of the Corporation. The Audit Committee's primary duties and responsibilities are to:

     o Oversee that management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Corporation.

     o Oversee that management has established and maintained processes to assure that an adequate system of internal control is functioning with the Corporation.

     o Oversee that management has established and maintained processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policy.

The Audit Committee will fulfill these responsibilities primarily by carrying out the activities enumerated in Section IV of the Charter.

II.      COMPOSITION

     The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Audit Committee shall have accounting or related financial management expertise. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

     The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chairperson is elected by the full Board, the members of the Audit Committee may designate a Chairperson by majority vote of the full Audit Committee membership.

III.     MEETINGS

     The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management, the director of the internal auditing department and the independent accountants separately to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chairperson should meet with the independent accountants and management quarterly to review the Corporation's financial consistent with Section IV.4 below.

IV.      RESPONSIBILITIES AND DUTIES

     To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and reassess, at least annually, the adequacy of this Charter. Make recommendations to the Board, as conditions dictate, to update this Charter.

2. Review the management and the independent accounts the Corporation's annual financial statements, including a discussion with the independent accountants of the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61").

3. Review with management and the independent accountants the 10Q prior to its filing or prior to the release of earnings, including a discussion with the independent accountants of the matters required to be discussed by SAS No.
     61. The Chairperson of the Audit Committee may represent the entire Audit Committee for purposes of this review.

Independent Accountants

4. Review the performance of the independent accountants and make recommendations to the Board regarding the appointment or termination of the independent accounts. The Audit Committee and the Board have the ultimate authority and responsibility to select, evaluate, where appropriate, replace the outside auditor. The independent accountants are ultimately accountable to the Audit Committee and the entire Board for such accountant's review of the financial statements and controls of the Corporation. On an annual basis, the Audit Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

5.   Oversee independence of the accountants by:

     o receiving from the accountants, on a periodic basis, a formal written statement delineating all relationships between the accountants and the Corporation consistent with Independence Standards Board Statement 1 ("ISB No. 1");

     o reviewing, and actively discussing with the Board, if necessary, and the accountants, on a periodic basis, any disclosed relationships or services between the accountants and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the accountants; and

     o recommending, if necessary, that the Board take certain action to satisfy itself of the auditor's independence.

Financial Reporting Process

6. In consultation with the independent accountants and the internal auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

7. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

8. Establish regular systems of reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgements made in management's preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

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9.   Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

Legal Compliance/General

10. Review, with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statement.

11. Report through its Chairperson to the Board following meetings of the Audit Committee.

12. Maintain minutes or other records of meetings and activities of the Audit Committee.

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